UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  11)*

 CARACO PHARMACEUTICAL LABORATORIES, LTD.
—————————————————————————————————————————
(Name of Issuer)

Common Stock, without par value
—————————————————————————————————————————
(Title of Class of Securities)

14075T 10 7
—————————————————————————————————————————
(CUSIP Number)

Mr. Dilip S. Shangavi, Chairman
Sun Pharmaceutical Industries Limited
17/B Mahal Industrial Estate
Andheri (East) Mumbai 400 093 India

With a copy to:
Fred B. Green Esq.
Bodman LLP
1901 St. Antoine Street, 6th Floor
Detroit Michigan 48226
313-259-7777
—————————————————————————————————————————
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 13, 2007
—————————————————————————————————————————
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of  15 Pages

SCHEDULE 13D

CUSIP No. 14075T 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Pharmaceutical Industries Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power - 0 - (See Item 5)

	8.	Shared Voting Power 29,924,680 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock) (See Item 5)*

	9.	Sole Dispositive Power - 0 - (See Item 5)

	10.	Shared Dispositive Power 29,924,680 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock) (See Item 5)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,924,680 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock)(See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person (See Instructions) HC, CO

*Dilip S. Shangvi, together with his associate companies, is the majority shareholder of Sun Pharmaceutical Industries Limited (“Sun”). Sun  is the record holder of 8,382,666 shares of Common Stock of Caraco. Sun Pharma Global, Inc. (“Sun Global”) is a wholly-owned subisdiary of Sun.  Sun Global is the record holder of 11,750,014 shares of Common Stock of Caraco and of 9,792,000 shares of Series B Preferred Stock of Caraco which is convertible in Caraco Common Stock on a one-for-one basis.

 Page 2 of 15 Pages

SCHEDULE 13D

CUSIP No. 14075T 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dilip S. Shanghvi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization India

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power - 0 - (See Item 5)

	8.	Shared Voting Power 29,924,680 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock) (See Item 5)*

	9.	Sole Dispositive Power - 0 - (See Item 5)

	10.	Shared Dispositive Power 29,924,680 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock) (See Item 5)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,924,680 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock) (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|X|

13.	Percent of Class Represented by Amount in Row (11) 75.5%

14.	Type of Reporting Person (See Instructions) HC, IN

*Dilip S. Shangvi, together with his associate companies, is the majority shareholder of Sun Pharmaceutical Industries Limited (“Sun”). Sun  is the record holder of 8,382,666 shares of Common Stock of Caraco. Sun Pharma Global, Inc. (“Sun Global”) is a wholly-owned subisdiary of Sun.  Sun Global is the record holder of 11,750,014 shares of Common Stock of Caraco and of 9,792,000 shares of Series B Preferred Stock of Caraco which is convertible in Caraco Common Stock on a one-for-one basis.

 Page 3 of 15  Pages

SCHEDULE 13D

CUSIP No. 14075T 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sun Pharma Global, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |_|

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power - 0 - (See Item 5)

	8.	Shared Voting Power 21,542,014 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock). (See Item 5)*

	9.	Sole Dispositive Power - 0 - (See Item 5)

	10.	Shared Dispositive Power 21,542,014 (includes 9,792,000 shares of Series B Preferred Stock which is convertible into Common Stock). (See Item 5)*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,542,014 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock). (See Item 5)*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	|_|

13.	Percent of Class Represented by Amount in Row (11) 54.4%

14.	Type of Reporting Person (See Instructions) CO

*Dilip S. Shangvi, together with his associate companies, is the majority shareholder of Sun Pharmaceutical Industries Limited ("Sun"). Sun  is the record holder of 8,382,666 shares of Common Stock of Caraco. Sun Pharma Global, Inc. (“Sun Global”) is a wholly-owned subisdiary of Sun.  Sun Global is the record holder of 11,750,014 shares of Common Stock of Caraco and of 9,792,000 shares of Series B Preferred Stock of Caraco which is convertible in Caraco Common Stock on a one-for-one basis.

 Page 4 of 15 Pages

CUSIP No.  14075T 10 7

Item 1.  Security and Issuer.

This statement relates to the acquisition of Series B Preferred Stock, no par value, which is convertible on a one-for-one basis into the Common Stock, without par value of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation (“The Company”).  The Common Stock  is registered purusuant to Section 12 of the Securities Exchange Act of 1934.  The principal executive offices of the Company are located at 1150 Elijah McCoy Drive, Detroit, Michigan 48202.

Item 2.  Identity and Background.

     (a)  This statement is being filed jointly pursuant to Rule 13d-(k)1 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”) by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun”), its wholly owned subsidiary corporation, Sun Pharma Gobal, Inc., a corproation organized under the laws of the British Virgin Islands (“Sun Global”), and by Dilip S. Shanghvi, the conrolling shareholder of Sun.   Sun Global and Mr. Shanghvi are sometimes individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Information with respect to the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person. By affixing its or his signature to this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.

Sun and Mr. Shanghvi

(b) — (c)  Sun is a corporation organized under the laws of India.  Sun is a speciality pharmaceutical company.  Sun's and Mr. Shanghvi's business address is 17/B, Mahal Industrial Esatate, Mahakali Caves Rod, Andheri (East), Mumbai 400 093 India.

Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Sun and their respective business addresses, present principal occupations and citizenship are set forth below:

Page 5 of 15 Pages

Directors of Sun

Name	Address	Present Principal Occupation	Citizenship

Dilip S. Shanghvi	c/o Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	The Chairman & Managing Director	India

Sudhir V. Valia	c/o Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (East), MUMBAI – 400 059.	Whole-time Director	India
Sailesh T. Desai	c/o Sun Pharmaceutical Industries Limited, 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, BARODA – 390 002.	Whole-time Director	India

S. Mohanchand Dadha	c/o Sun Pharmaceutical Industries Limited, 10, Jeypore Nagar, Chennai - 600 086	Director	India
Hasmukh S. Shah	c/o Sun Pharmaceutical Industries Limited, 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda – 390 002	Director	India

Keki Minu Mistry	c/o HDFC Limited, Ramon House, 5th Floor, H. T. Parekh Marg, 169, Backbay Reclamation, Churchgate, Mumbai – 400 020.	Director	India

Ashwin S. Dani	c/o Asian Paints (India) Limited, 6-A, Shanti Nagar, Santacruz (East), Mumbai - 400055	Director	India

Executive Officers of Sun

Name	Address	Present Principal Occupation	Citizenship

Rakesh Mehta	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Sr. Vice President, (International Marketing)	India

Abhay Gandhi	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Exec. Vice President, (International Marketing)	India

 Page 6 of 15 Pages

T. K. Roy	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President (Marketing)	India

Lokesh Sibbal	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Vice President (Marketing)	India

Sharda Crishna	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President (Marketing)	India

K Nandakumar	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, Incia	Sr. Vice President (Marketing)	India

Kirti Ganorkar	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Vice President (Business Development)	India

Harin P. Mehta	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President (Operations - Hungary)	India

Vipul Doshi	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Sr. Vice President (Quality)	India

Dr. Ratnesh Shrivastava	Sun Pharmaceutical Industries, Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Vice President (Intellectual Property Cell)	India

Sampad Bhattacharya	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara 390 020, Gujarat, India	Vice President Operations	India

Uday Baldota	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri(East), Mumbai 400 093 India	Vice President Investor Relations	India

A. H. Khan	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Sr. General Manager (Human Resources Development)	India

Dinesh R. Desai	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Sr. General Manager (Accounts)	India

 Page 7 of 15  Pages

Kamlesh H Shah	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Deputy General Manager (Accounts) & Company Secretary	India

Ashok I. Bhuta	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Deputy General Manager (Legal & Secretarial) & Compliance Officer	India
Sun Global

(b)-(c) Sun Global is a corporation organized under the laws of the British Virgin Islands. Sun Global is a trading company and is a wholly-owned subsidiary of Sun. Sun Global’s business address is International Trust Building, P.O. Box No. 659, Road Town, Tortola, British Virgin Islands.

Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Sun Global and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Sun Global

Names	Address	Present Principal Occupation	Citizenship

Dilip S. Shanghvi	c/o Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Director of Sun Global	India

Sudhir V. Valia	c/o Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059	Director of Sun Global	India

Sunil Gandhi	SuGandhManagement, Consultancy, 704, Al Tawihidi Building, 2, Mankhool Road, Near Ramada Hotel, Bur-Dubai, P.O. Box 12850, Dubai, UAE	Director & Secretary of Sun Global and Financial Consultant	India

Surendra Joshi	PO Box 696, Muttrah, Post Code No. 114, Sultanate of Oman	Director of Sun Global and Tax Consultant	India

Rajendra Purshotam Ashar	PO Box 526, Muttrah, Post Code No. 131, Ai Hamriya, Sultanate of Oman	Managing Director of Sun Global	India

 Page 8 of 15 Pages

Executive Officers of Sun Global

Name	Address	Present Principal Occupation	Citizenship

Ms. Hellen De Kloet	Sun Pharma Global, Inc., P.O. Box 12850, Dubai, U.A.E.	President, Europe	Netherlands

Dr. Juliette Omtzigt	Sun Pharma Global, Inc., P.O. Box 12850, Dubai, U.A.E.	General Manager – Regulatory Affairs Europe	Netherlands

(d) The best of its belief and based upon the information available to the respective Reporting Person, none of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of its belief and based upon the information available to the respective Reporting Person, none of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation relating to such laws.

(f)             Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 are citizens of India. Sun Global is a corporation organized under the laws of the British Virgin Islands and each of its executive officers and directors named in this Item 2 are citizens of the countries set forth above.

Item 3. Source and Amount of Funds or Other Consideration.

The Company and Sun Global entered into an agreement (the “Agreement”) in November, 2002 pursuant to which, during a 5 year period, Sun Global is required to transfer and to sell to the Company the technology for up to 25 generic pharmaceutical products consisting of ANDAs (abbreviated new drug applications), in exchange for 544,000 shares of Series B Preferred Stock for each product at the time a product passes its bio-equivalency studies.

Pursuant to the Agreement, in addition to previously disclosed on Schedule 13D issuances of Series B Preferred Stock to Sun Global, the Company issued 544,000 Series B Preferred Stock to Sun Global as of August 13, 2007.

Item 4. Purpose of Transaction

The purpose of the Agreement is to provide the Company with new products without impacting cash flow. Under the Agreement, Sun Global receives 544,000 shares of Series B Preferred Stock, no par value (convertible on a one-for-one basis into shares of Common Stock after a 3 year holding period or immediately upon a change in control) in exchange for a product that passes bio-equivalency studies. The Series B Preferred Stock is not entitled to vote and does not currently pay a dividend.

 Page 9 of 15 Pages

At this time, except as disclosed above, the Sun has no immediate plans or proposals, which relate to or would result in:

1).	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

2).	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company;

3).	a sale or transfer of a material amount of assets of the Company;

4).	any change in the present board of directors or management of the Company, including any plans to change the number or term of directors or to fill any existing vacancies on the Board;

5).	any material change in the present capitalization or dividend policy of the Company;

6).	any other material change in the Company’s business or corporate structure;

7).	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

8).

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9).	the Common Stock becoming eligible for termination pursuant to Section 12(g)(4) of the Act; or

10).	any action similar to those enumerated above.

Item 5. Interest in  Securities of the Issuer

The following information is provided in response to Item 5 of Schedule 13D and is based on information from the Company as to the number of shares of common stock outstanding as of September 11, 2007.

Page 10 of  15 Pages

Sun, Mr. Shanghvi and Sun Global

(a)-(b) Sun

	(i)	SOLE VOTING POWER - 0 - (See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(ii)	SHARED VOTING POWER 29,924,680 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock) (See Item 5)*
	(iii)	SOLE DISPOSITIVE POWER -0- (See Item 5)
	(iv)	SHARED DISPOSITIVE POWER 29,924,680 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock) (See Item 5)*
	(v)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,924,680 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock)(See Item 5)*
	(vi)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.5%

Shanghvi

(i)	SOLE VOTING POWER - 0 - (See Item 5)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(ii)	SHARED VOTING POWER 29,924,680 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock) (See Item 5)*
	(iii)	SOLE DISPOSITIVE POWER -0- (See Item 5)
	(iv)	SHARED DISPOSITIVE POWER 29,924,680 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock) (See Item 5)*
	(v)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,924,680 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock)(See Item 5)
	(vi)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.5%

Page 11 of 15 Pages

Sun Global

	(i)	SOLE VOTING POWER - 0 - (See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(ii)	SHARED VOTING POWER 21,542,014 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock) (See Item 5)*
	(iii)	SOLE DISPOSITIVE POWER -0- (See Item 5)
	(iv)	SHARED DISPOSITIVE POWER 21,542,014 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock) (See Item 5)*
	(v)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,542,014 (includes 9,792,000 shares of Series B Preferred Stock which are convertible into Common Stock)(See Item 5)
	(vi)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%

*Dilip S. Shanghvi, together with his associate companies, is the majority shareholder of Sun. Sun is the record holder of 8,382,666 shares of Common Stock of Caraco. Sun Global is a wholly-owned subsidiary of Sun. Sun Global is the record holder of 11,750,014 shares of Common Stock of Caraco and of 9,792,000 shares of Series B Preferred Stock of Caraco which is convertible in Caraco Common Stock on a one-for-one basis.

c).       Since the last filed Schedule 13D by the Reporting Persons, as disclosed in Item 3, Sun Global, in exchange for the delivery of a new product to the Company, acquired 544,000 shares of Series B Preferred Stock as of August 13, 2007. In the event of the dissolution of Caraco, such shares have a preference value of $10.00 per share. Since the date of the last filed Schedule 13D, Sun Global has also converted 1,632,000, 544,000 and 1,088,000 shares of Series B Preferred Stock for 1,632,000, 544,000 and 1,088,000 shares of Common Stock as of March 31, 2007, May 23, 2007 and August 28, 2007, respectively.

d). No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

e). Not applicable.

Page 12 of 15 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Company and Sun Global are subject to a Products Agreement dated November 21, 2002 pursuant to which Sun Global is required to transfer and sell to the Company the technology for up to 25 generic pharmaceutical products consisting of ANDAs (abbreviated new drug applications) in exchange for 544,000 shares of Series B Preferred Stock for each product. At this time, a total of twenty four (24) products have passed their respective bio-equivalency studies and have been transferred and delivered to the Company pursuant to the Products Agreement.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2007

/s/ Dilip S. Shanghvi
Dilip S. Shanghvi

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Dilip S. Shanghvi
Dilip S. Shanghvi
Managing Director

SUN PHARMA GLOBAL, INC

By:	/s/ Sudhir V. Valia
Sudhir V. Valia
Director

Page 13 of 15 Pages

EXHIBIT INDEX

Exhibit	Description

1	Joint Statement Agreement

Page 14 of 15 Pages